FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For November 30, 2004

Commission File Number: 000-22828

MILLICOM INTERNATIONAL
CELLULAR S.A.
75 Route de Longwy
Box 23, L-8080 Bertrange
          Grand-Duchy of Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO EXHIBITS

Item

1.	Press release dated November 30, 2004

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A.
(Registrant)

Date: November 30, 2004	By: /s/ Bruno Nieuwland

	Name:	Bruno Nieuwland
	Title:	Chief Financial Controller

By: /s/ Marc Beuls

	Name:	Marc Beuls
	Title:	President and Chief Executive Officer

Item 1

MILLICOM INTERNATIONAL CELLULAR S.A.

FOR IMMEDIATE RELEASE November 30, 2004

MILLICOM INTERNATIONAL CELLULAR S.A. ANNOUNCES:

Concurrent Offerings of 8 Million Ordinary Shares in the form of Ordinary Shares or Swedish Depositary Receipts and US$175 Million Convertible Bonds

Stockholm and Luxembourg – 30 November, 2004 – Millicom International Cellular S.A. (“Millicom”) (Nasdaq Stock Market: MICC, Stockholmsbörsen and Luxembourg Stock Exchange: MIC), today announces that it intends to offer 8 million of its Ordinary Shares in the form of Swedish Depositary Receipts (“SDRs”) or Ordinary Shares (the “Share Offering”) and that it intends to offer $175 million of convertible bonds convertible into Ordinary Shares and/or SDRs (the “Bonds”, or the "Bond Offering"). The offerings, which are subject to market and other conditions, are being made without preferential rights for shareholders, outside the United States to non-U.S. persons in reliance on Regulation S under the Securities Act of 1933 (the "Act") or in other transactions exempt from U.S. registration requirements. An additional amount of up to 1 million Ordinary Shares in the form of Ordinary Shares or SDRs and an additional 15% aggregate principal amount of Bonds may be issued upon the exercise of options granted to the managers of the transaction.

The Bonds, which are expected to have a term of five years, will be convertible at the option of the holders into Ordinary Shares and/or SDRs in Millicom, at a conversion price to be determined, commencing on the 41st day following the issue of the Bonds. Millicom intends to apply for listing of the Bonds on the Luxembourg Stock Exchange.

The net proceeds from the offerings will primarily be used by Millicom to fund investment in its existing business, including in capital expenditures and license renewals, as well as to potentially increase its stake in any of its existing holdings.

The Bonds, Ordinary Shares and SDRs, including Ordinary Shares or SDRs issuable upon conversion of the Bonds, have not been and will not be registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States unless registered under the U.S. Securities Act of 1933 or pursuant to an exemption from registration.

Stabilisation/FSA
This press release has been issued by Millicom International Cellular S.A. and has been approved for the purposes of Section 21 of the Financial Services and Markets Act 2000 by the lead manager of the offering. The lead manager of the offering is acting for Millicom International Cellular S.A. and no one else in connection with the offer of (i) the Ordinary Shares in the form of Ordinary Shares or SDRs and (ii) the Bonds, and will not be responsible to any other person for providing the protections afforded to their respective clients, or for providing advice in relation to the proposed offer.

This press release does not constitute or form part of an offer to sell or solicitation of an offer to purchase or subscribe for any Ordinary Shares in the form of Ordinary Shares or SDRs, Bonds, or Ordinary Shares or SDRs to be issued upon conversion of the Bonds or other securities.

CONTACTS:

Marc Beuls
Telephone: +352 27 759 327
President and Chief Executive Officer
Millicom International Cellular S.A., Luxembourg

Andrew Best
Telephone: +44 (0)20 7321 5022
Investor Relations

Visit our web site at: www.millicom.com